[letterehead CIPOLLA SZIKLAY ZAK & CO., L.L.C.]




March 30, 2001



Mr. Craig Gironda
President and Chief Executive Officer
Cyberopticlabs, Inc.
7 Old Latern Road
Norwalk, CT  06851

Dear Mr. Gironda:

At your request, we are summarizing below the reasons that Cyberopticlabs, Inc. (the "Company") should request an extension for filing of the Company's annual report on Form 10KSB with the Securities and Exchange Commission ("SEC").

We have not yet received certain information that we had requested in order to complete the audit procedures related to our audit of the Company's financial statements for the year ended December 31, 2000.

For this reason, we believe that the Company should request an extension for filing the Company's 2000 annual report on Form 10KSB with the SEC.


Very truly yours,

/s/CIPOLLA SZIKLAY ZAK & CO., L.L.C.
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CIPOLLA SZIKLAY ZAK & CO., L.L.C.